File No.


                           SECURITIES AND EXCHANGE COMMISSION

                                    Washington, D.C.

                                       FORM U-3A-2

    Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
                                    Provisions of the
                       Public Utility Holding Company Act of 1935

                          To Be Filed Annually Prior to March 1

                                THE STANLEY WORKS



hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


The Stanley Works ("Stanley") is a Connecticut corporation with its principal place of business at 1000 Stanley Drive, New Britain, Connecticut 06053. A list of its subsidiary companies is attached hereto and identified as Attachment 1. A description of the nature of Stanley's businesses and that of its subsidiaries, except for The Farmington River Power Company ("FRPC"), is attached hereto and identified as Attachment 2. The business of FRPC involves the generation, sale and distribution of electricity within the State of Connecticut.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmissions lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Stanley owns no properties used for the purposes listed above either within or without the State of Connecticut.


FRPC owns and operates the Rainbow Dam Hydroelectric Facility located on the Farmington River in Windsor, Connecticut. The hydroelectric facility consists of the Rainbow Dam, a power house with an 8 megawatt generating capacity, switching and transformer equipment, flow and flood rights and various storage and outbuildings all located in Windsor, Connecticut. In addition FRPC owns transmission line rights of way, running for approximately 22 miles within the State of Connecticut from the Rainbow Dam facility to New Britain, Connecticut. FRPC also owns a substation and various distribution lines all located within New Britain, Connecticut.

FRPC does not own any property located outside the State of Connecticut and does not own any property located on or in proximity to the borders of the State of Connecticut.


         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:


     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.


Stanley - None.

FRPC sold 27,943,200 kwh. of electric energy during 1995.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.


Stanley - None.

FRPC - None.


     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

Stanley - None.

FRPC - None.


     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.


Stanley - None.

FRPC - None.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

             Not Applicable

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Not Applicable

         (C) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

             Not Applicable

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

             Not Applicable

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

             Not Applicable

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1996.


                                                 The Stanley Works



                                                 By: Thomas J. Williams

                                                     Associate General Counsel
                                                     and Assistant Secretary


CORPORATE SEAL

Attest:

Jennifer O. Estabrook

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.



              Thomas J. Williams     Associate General Counsel & Asst. Sec'y.
                     (Name)                         (Title)


                    1000 Stanley Drive, New Britain, CT 06053
                                    (Address)

                                                                 EXHIBIT A

  Consolidated Statements of Earnings
  The Stanley Works and Subsidiaries
  Fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994

Millions of Dollars, except per share amounts)        1995        1994       1993
                                                  ---------    ---------    --------

Net Sales ...................................     $ 2,624.3     $2,510.9    $2,273.1

Costs and Expenses
     Cost of sales ......................           1,789.7      1,684.0     1,553.0
     Selling, general and administrative ....         591.7        560.4       512.3
     Interest-net ...........................          30.3         29.0        25.2
     Other-net ..............................          14.3         35.7        34.6
     Restructuring and asset write-offs .              85.5
                                                   ---------    ---------   ---------
                                                    2,511.5      2,309.1     2,125.1
                                                   ---------    ---------   ---------
Earnings before Income Taxes and
     Cumulative Effect of Accounting Change .         112.8        201.8       148.0

Income Taxes ................................          53.7         76.5        55.4
                                                  ----------   ----------    --------

Earnings before Cumulative Effect
    of Accounting Change ....................          59.1        125.3        92.6
Cumulative effect of accounting change for
    postemployment benefits .................                                   (8.5)
                                                   ---------    ---------   ---------
Net Earnings ................................     $     59.1    $  125.3    $   84.1
                                                   =========    =========   =========
Earnings Per Share of Common Stock:
Before cumulative effect of accounting change     $     1.33    $    2.80   $   2.06
Cumulative effect of accounting change ......                                   (.19)
                                                   ---------    ---------   ---------

Net Earnings Per Share of Common Stock ......     $     1.33    $    2.80   $   1.87
                                                    =========    =========   =========

  See notes to consolidated financial statements.



  Consolidated Balance Sheets
  The Stanley Works and Subsidiaries

 December 30, 1995 and December 31, 1994
  (Millions of Dollars)                             1995       1994
                                                  -------     ------
  ASSETS
  Current Assets
    Cash and cash equivalents                       $75.4      $69.3
    Accounts and notes receivable                   438.7      410.3
    Inventories                                     349.1      369.2
    Other current assets                             51.9       39.7
                                                  -------    -------
  Total Current Assets                              915.1      888.5
  Property, Plant and Equipment                     532.1      559.8
  Goodwill and Other Intangibles                    131.8      164.6
  Other Assets                                       91.0       88.2
                                                  -------   --------
  Total Assets                                   $1,670.0   $1,701.1
                                                 ========   ========
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current Liabilities
    Short-term borrowings                           $77.2      $82.8
    Current maturities of long-term debt             14.1       10.9
    Accounts payable                                112.7      125.3
    Accrued expenses                                183.7      202.5
                                                  -------      -----
  Total Current Liabilities                         387.7      421.5
  Long-Term Debt                                    391.1      387.1
  Deferred Income Taxes                              16.4       14.4
  Other Liabilities                                 140.2      133.9

  Shareholders' Equity
  Preferred Stock, without par value:
  Authorized and unissued  10,000,000 shares
  Common Stock,  par value $2.50 per share:
      Authorized 110,000,000 shares;
      issued 46,171,705 shares in 1995 and 1994     115.4      115.4
  Capital in excess of par value                     68.4       70.1
  Retained earnings                                 937.6      937.8
  Foreign currency translation adjustment           (70.6)     (56.3)
  ESOP debt                                        (244.3)    (253.7)
                                                  --------   --------
                                                    806.5      813.3
  Less: cost of common stock in treasury
    (1,792,290 shares in 1995 and 1,722,330
     shares in 1994)                                 71.9       69.1
                                                  --------   --------
  Total Shareholders' Equity                        734.6      744.2
                                                ---------  ---------
  Total Liabilities and Shareholders' Equity     $1,670.0   $1,701.1
                                                =========  =========

  See notes to consolidated financial statements.

  Consolidated Statements of Cash Flows
  The Stanley Works and Subsidiaries

  Fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994


  (Millions of Dollars)                                 1995     1994     1993
                                                      -------  -------   ------
  Operating Activities:

  Net earnings                                        $ 59.1    $125.3    $84.1
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                     81.2     81.8     80.7
      Restructuring and asset write-offs                85.5
      Gain on sale of non-operating asset                                (29.0)
      Provision for postemployment benefits                               13.6
      Other non-cash items                              32.3     18.3      9.4
      Changes in operating assets and liabilities:
        Accounts and notes receivable                  (23.3)   (46.2)   (19.7)
        Inventories                                     (4.5)   (69.8)   (15.5)
        Accounts payable and accrued expenses          (27.8)    34.9     16.0
        Income taxes                                   (24.1)   (11.9)     1.0
        Other                                            (.3)    (3.9)     5.9
                                                      ------   ------   ------
  Net cash provided by operating activities            178.1    128.5    146.5
                                                      ------   ------   ------
  Investing Activities:
  Capital expenditures                                 (66.5)   (66.4)   (69.7)
  Proceeds from sales of assets                          4.3     11.0      6.6
  Proceeds from sale of non-operating asset                               38.9
  Business acquisitions                                 (3.3)    (5.1)   (13.3)
  Other                                                (19.8)    (9.7)   (13.2)
                                                      ------   ------    ------
  Net cash used by investing activities                (85.3)   (70.2)   (50.7)
                                                      ------   ------   ------
  Financing Activities:
  Payments on long-term debt                           (83.5)    (2.9)  (133.8)
  Proceeds from long-term borrowings                    86.0              78.5
  Net short-term financing                              (5.1)    40.9     22.3
  Proceeds from issuance of common stock                 5.7      4.2      4.6
  Purchase of common stock for treasury                (13.2)   (16.3)   (42.3)
  Cash dividends on common stock                       (75.2)   (61.5)   (60.5)
                                                      ------   ------   ------
  Net cash used by financing activities                (85.3)   (35.6)  (131.2)
                                                      ------   ------   ------
  Effect of exchange rate changes on cash               (1.4)     2.9     (2.0)
                                                      ------   ------   ------
  Increase (decrease) in cash and cash equivalents       6.1     25.6    (37.4)

  Cash and cash equivalents, beginning of year          69.3     43.7     81.1
                                                      ------   ------   ------
  Cash and cash equivalents, end of year               $75.4    $69.3    $43.7
                                                      ======   ======   ======

  See notes to consolidated financial statements.


  Consolidated Statements of Changes in Shareholders' Equity
  The Stanley Works and Subsidiaries
  Fiscal years ended December 30, 1995, December 31, 1994 and January 1, 1994

  (Millions of Dollars)
                                   Capital           Trans-
                                   In Excess         lation                       Share-
                            Common  of Par Retained  Adjust-  ESOP      Treasury  holders
                             Stock   Value  Earnings  ments    Debt      Stock     Equity


  Balance January 2, 1993   $115.4  $75.8  $843.7   $(41.5)   $(268.8)  $(28.3)   $696.3
  Net earnings                               84.1                                   84.1
  Currency translation adj.                          (15.2)                        (15.2)
  Cash dividends declared
        - $1.34 per share                   (60.1)                                 (60.1)
  Issuance of common stock           (2.7)                                15.7      13.0
  Purchase of common stock                                               (47.9)    (47.9)
  ESOP debt                                                       7.3                7.3
  ESOP tax benefit                            3.4                                    3.4
                            ------------------------------------------------------------

  Balance January 1, 1994     115.4  73.1   871.1     (56.7)   (261.5)   (60.5)    680.9
  Net earnings                              125.3                                  125.3
  Currency translation adj                               .4                           .4
  Cash dividends declared
      - $1.38 per share                     (61.9)                                 (61.9)
  Issuance  of common stock          (3.0)                                13.3      10.3
  Purchase of common stock                                               (21.9)    (21.9)
  ESOP debt                                                       7.8                7.8
  ESOP tax benefit                            3.3                                    3.3
                              ----------------------------------------------------------
  Balance December 31, 1994   115.4  70.1  937.8      (56.3)   (253.7)   (69.1)    744.2
  Net earnings                              59.1                                    59.1
  Currency translation adj                            (14.3)                       (14.3)
  Cash dividends declared
        - $1.42  per share                 (62.6)                                  (62.6)
  Issuance of common stock           (1.7)                                13.9      12.2
  Purchase of common stock                                               (16.7)    (16.7)
  ESOP debt                                                       9.4                9.4
  ESOP tax benefit                           3.3                                     3.3
                             ------------------------------------------------------------
  Balance December 30, 1995   $115.4 $68.4 $937.6    $(70.6)  $(244.3)  $(71.9)   $734.6
                             ============================================================

  See notes to consolidated financial statements.

FARMINGTON RIVER POWER
STATEMENT OF EARNINGS
FISCAL YEARS ENDED DECEMBER 30, 1995 AND DECEMBER 31, 1994 (in thousands of dollars)

                                            1995         1994
                                        ------------  ------------

COSTS AND EXPENSES

COST OF SALES                              $101.3     $91.9
OTHER-NET                                     5.0      12.7
RESTRUCTURING AND ASSET WRITE-OFFS          (12.9)
                                      ------------  ------------
EARNINGS BEFORE INCOME TAXES                 93.4     104.6
                                      ------------  ------------
INCOME TAXES                                 31.4      36.3

                                      ------------  ------------
NET EARNINGS                                $62.0     $68.3
                                      ============  ============


FARMINGTON RIVER POWER
BALANCE SHEETS
DECEMBER 30, 1995 AND DECEMBER 31, 1994
(in thousands of dollars)
                                              1995           1994
                                        --------------- ---------------
ASSETS


CURRENT ASSETS
  ACCOUNTS RECEIVABLE                          $(1.2)       $      -
  INVENTORIES                                    2.8             2.8
  OTHER CURRENT ASSETS                          (7.4)             .6
                                        --------------- ---------------
TOTAL CURRENT ASSETS                            (5.8)            2.2

PROPERTY, PLANT, & EQUIPMENT                 2,610.0         2,626.5

                                        --------------- ---------------
TOTAL ASSETS                                $2,604.2        $2,628.7
                                        =============== ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  ACCOUNTS PAYABLE                           $12.4          $620.1
  ACCRUED EXPENSES                           227.8            71.8
  INCOME TAXES                                37.7            37.1
                                        --------------- ---------------
TOTAL CURRENT LIABILITIES                    277.9           729.0


DEFERRED INCOME TAXES                          4.4            10.7

SHAREHOLDERS' EQUITY

AFFILIATE INVESTMENT                       1,608.2         1,237.3
COMMON STOCK                                 150.0           150.0
RETAINED EARNINGS                            563.7           501.7
                                        --------------- ---------------
TOTAL SHAREHOLDERS' EQUITY                 2,321.9         1,889.0
                                        --------------- ---------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY  $2,604.2        $2,628.7
                                        =============== ===============



 FARMINGTON RIVER POWER
 TRIAL BALANCE
 DECEMBER 1995


           MISCELLANEOUS REC                 (1,200)
           OPERATING SUPPLIES                 2,823
           PREPAID EXPENSES                  (7,400)
           LAND                             117,885
           LAND IMPROVEMENTS                 30,335
           BUILDINGS                      3,365,731
           MACHINERY & EQUIPMENT            287,658
           OFFICE FURN & EQUIP                8,888
           TRANSPORTATION EQUIP              28,347
           CONSTR IN PROGRESS               117,629
           PROP, PLANT & EQUIP-GROSS      3,956,473
           ACC DEPR - LAND IMPROV           (23,588)
           ACC DEPR - BUILDINGS          (1,023,886)
           ACC DEPR - MACH & EQUIP         (268,114)
           ACC DEPR - FURN & EQUIP           (5,409)
           ACC DEPR - TRANSP EQUIP          (25,513)
           ACC DEPR  TOTAL               (1,346,510)
            PAYROLL DEDUCTIONS               12,425
            ACCRUED PAYROLL                   1,509
            OTH ACCR P/R EXP                 13,241
            ACCR P/R TAXES                    7,520
            PROPERTY TAXES                  199,535
            SALES TAXES                       5,032
            ACCRUED ITEMS - OTHER               965
            ACCRUED LIABILITIES             227,802

            ACCD INC TAX - FEDERAL           37,713
            DEF NATL INC TAXES                3,074
            DEF LOCAL INC TAXES               1,275
            AFFIL - INVESTMENTS           1,608,198
            COMM STK SUBSIDIARY CO          150,000
            RETAINED EARNINGS - BEG         501,707
            NET INCOME                       61,992
            RETAINED EARNINGS - END         563,699
            COST OF SALES                   101,303
            GAIN/LOSS ON DISPOSAL OF ASSETS   5,000
            ASSET IMPAIRMENT                (12,904)
            PRETAX PROFIT                    93,399
            INCOME TAXES - U.S.              33,380
            INCOME TAXES - STATE             (1,973)
            INCOME TAXES                     31,407
            NET EARNINGS                     61,992

                                    EXHIBIT B
                             FINANCIAL DATA SCHEDULE



[ARTICLE] OPUR3
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE STANLEY WORKS AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF EARNINGS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [/LEGEND]
[MULTIPLIER] 1,000

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-30-1995
[PERIOD-END]                               DEC-30-1995
[BOOK-VALUE]                                  PER-BOOK
[TOTAL-ASSETS]                               1,670,000
[TOTAL-OPERATING-REVENUES]                   2,624,300
[NET-INCOME]                                    59,100

                                    EXHIBIT C


                                 Not Applicable

                           ATTACHMENT 1

                                                       Page 1 of 4 pages


                  (All subsidiaries are included in the Consolidated Financial Statements of The Stanley Works)

                                                                Jurisdiction of
Corporate Name                                                    Incorporation

The Stanley Works                                               Connecticut

       The Farmington River Power Company                       Connecticut

       Stanley Mechanics Tools, Inc.                            Ohio

       Stanley Storage Systems, Inc.                            Connecticut

       Stanley Germany Inc.                                     Delaware

       Stanley International Sales, Inc.                        Delaware

       Stanley Inter-America, Inc.                              Delaware

       Stanley Foreign Sales Corporation                        Virgin Islands

       Stanley Works Financial Inc.                             Delaware

       Stanley Magic-Door, Inc.                                 Delaware

       Stanley Home Automation, Inc.                            Delaware

       General Rental Co., Inc.                                 Florida

       American Brush Company, Inc.                             Massachusetts

       Jensen Tools, Inc.                                       Delaware

       LaBounty Manufacturing, Inc.                             Minnesota

                                                             Page 2 of 4 pages



                                                                 Jurisdiction of
                                                                 Incorporation



         Stanley-Bostitch, Inc.                                 Delaware

                  Stanley-Bostitch Holding Corporation          Delaware

                           Hartco Company                       Illinois

         The Stanley Works Funding Corporation                  Delaware

         Stanley Mail Media, Inc.                               Delaware

         Stanley Canada Inc.                                    Ontario, Canada

         Stanley Acmetrack Limited                              Ontario, Canada

         Stanley Tools (N.Z.) Ltd.                              New Zealand

         Ferramentas Stanley Ltda.                              Brazil

         Herramientas Stanley
         S.A. de C.V.                                           Mexico

         Herramientas Stanley S.A.                              Colombia

         Stanley-Bostitch, S.A. de C.V.                         Mexico

         Stanley Tools SpA                                      Italy

         S.I.C.F.O.-Stanley S.A.                                France

                  Stanley Europe B.V.                           Netherlands


         Stanley Atlantic, Inc.                                 Delaware

                  The Stanley Works Ltd.                        U.K.

                           Mosley-Stone Ltd.                    U.K.

                           R.J. Lendrum Limited                 U.K.

                  Stanley Works
                  (Nederland) B.V.                              Netherlands

                                                           Page 3 of 4 pages



                                                               Jurisdiction of
                                                               Incorporation


               Stanley Magic-Door
                           Netherlands B.V.                     Netherlands


                  Placements et Rangements
                  Nirva S.a.R.L.                                France

                  Societe Civile Immobiliere WAT                France

                  Stanley Iberica S.A.                          Spain

         Stanley Vaerktoej ApS                                  Denmark

         Stanley Svenska A.B.                                   Sweden

                  Suomen Stanley OY                             Finland

         Bostitch G.m.b.H.                                      Germany

                  Friess G.m.b.H.                               Germany

         Stanley Bostitch S.A.                                  France

         Soc. de Fab. Bostitch S.A. (Simax)                     France

         Bostitch (Europe) AG                                   Switzerland

         Bostitch AG                                            Switzerland

         S.A. Stanley Works Belgium N.V.                        Belgium

         Stanley International                                  Delaware
         Holdings Inc.

                  Stanley Pacific Inc.                        Delaware/Australia

                      Stanley-Bostitch
                      Pty. Limited                              Australia

         The Stanley Works Pty. Ltd.                            Australia

         Stanley Works Asia Pacific Pte. Ltd.                   Singapore

                                                              Page 4 of 4 pages



                                                                Jurisdiction of
                                                                 Incorporation

         The Stanley Works
         (Hong Kong) Ltd.                                       Hong Kong

         The Stanley Works Sales
         (Philippines), Inc.                                    Philippines

         Stanley Tools Ltd.                                     Taiwan

         Chiro Tool Manufacturing Corporation                   Taiwan

         The Stanley Works
                  (Bermuda) Ltd.                                Bermuda

         The Stanley Works Japan K.K.                           Japan

         Stanley Works Ltd.                                     Thailand

         Stanley Tools Poland Ltd. (51%)                        Poland

         Tona a.s. (LTD) (78%)                                  Czech Republic

         P.T. Stanley Works Indonesia                           Indonesia

         Stanley Works Malaysia Sdn. Bhd.                       Malaysia

         Stanley Fastening Systems Poland Ltd.                  Poland


The names of certain subsidiaries have been omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

                           ATTACHMENT 2


    Narrative Description of Business. Registrant's operations can be classified into three industry segments: Tools, Hardware and Specialty Hardware.

    Tools. The Tools segment consists of consumer, industrial and engineered tools. Consumer tools includes hand tools such as measuring instruments, planes, hammers, knives, wrenches, sockets, screwdrivers, saws, chisels, boring tools, masonry, tile and drywall tools, paint preparation and paint application tools. Industrial tools includes industrial and mechanics hand tools, including STANLEY-PROTO(R) industrial tools and MAC(R) mechanics tools and high-density industrial storage and retrieval systems. Engineered tools includes air tools, hydraulic tools and STANLEY-BOSTITCH(R) fastening tools and fasteners.

    Hardware. The hardware segment consists of hardware such as hinges, hasps, brackets, bolts, latches, closet hardware and organizer systems and other shelving, screen and storm door hardware, hardware for sliding, folding and pocket doors, residential door hardware, mirrors and mirrored closet doors.

    Specialty Hardware. The specialty hardware segment consists of residential door systems such as original and replacement garage and entry doors, power-operated doors and gates and home automation products, including garage door openers and electronic controls.

    Competition. The company competes on the basis of its reputation for product quality, its well-known trademarks, its commitment to customer service, the breadth of its product lines and its emphasis on product innovation, and its manufacturing efficiencies. The company is also striving to find new customers both within the markets that it currently serves and in new markets around the world. As a part of this effort, the company is also exploring new ways to reach its customers for example, through specialty product catalogs, television sales and on-line services.

    The company encounters active competition in all of its businesses from both larger and smaller companies that offer the same or similar products and services or that produce different products appropriate for the same uses. In 1994, the company invested approximately $70 million in facilities, new equipment and technology in order to achieve operational excellence in manufacturing, new product innovation and enhanced customer service.

    In the company's consumer hand tool and consumer hardware businesses, a small number of competitors produce a range of products somewhat comparable to the company's, but the majority of its competitors compete only with respect to one or more individual products within a particular line. The company believes that it is the largest manufacturer of consumer hand tools in the world and that it offers the broadest line of such products. The


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company  believes  that its market  position in the U.S. and Canada for consumer hardware is comparable to or greater than that of its major competitors and that it offers the broadest line of hinges and home hardware, which represents the most important part of its hardware product sales.

    In the company's industrial hand tool business in the U.S., the company believes that it is a leading manufacturer of high-density industrial storage cabinets. In the company's engineered hand tool business in the U.S., the company believes that it is the leader in the manufacture and sale of pneumatic fastening tools and related fasteners to professional contractors and to the furniture and pallet industries as well as the leading manufacturer of portable and mounted hydraulic tools.

    In the company's non-consumer hardware business in the U.S., the company believes that it is a leading manufacturer of residential hardware products, mirrored closet doors and hardware for sliding, folding and pocket doors; and a leading supplier of closet rods, supports, brackets and wall mirrors.

    In the company's specialty hardware business, the company believes that it is a leader in the U.S. with respect to the manufacture and sale of insulated steel residential entry doors and power-operated sliding and swinging doors.

    Customers. A substantial portion of the company's products are sold through home centers and mass merchant distribution channels in the U.S. A consolidation of retailers in these channels is occurring. These customers constitute a growing percent of the company's sales and are important to the company's operating results. While this consolidation and the geographic expansion of these large retailers provide the company with opportunities for growth, the increasing size and importance of individual customers creates a certain degree of exposure to potential volume loss. The loss of certain of the larger home centers as customers would have a material adverse effect on each of the company's business segments until either such customers are replaced or the company makes the necessary adjustments to compensate for the loss of business. The company believes that the specific initiatives undertaken in order to establish a strong foundation for growth will also help to address this issue. These initiatives include product innovation, market development to reach new customers and enhancing customer relationships. At the core of these efforts is the Stanley Customer Support Division, which was established in 1994. The mission of this Division is to make it easier for customers to do business with the company's consumer divisions through the development of a common order fulfillment system and a more efficient distribution network to support customers. This initiative includes the development of a global information infrastructure so that the company can provide a higher level of customer service to its customers worldwide.

    Raw Materials. The company's products are manufactured primarily of steel and other metals, although some are of wood or plastic. The raw materials required are available from a number of sources at competitive prices and the company has relationships of long standing with many of its suppliers. The company has experienced no difficulties in obtaining supplies in recent periods.

    Backlog. At February 4, 1995, the company had approximately $155 million in unfilled orders compared with $130 million in unfilled orders at February 5, 1994. All these orders are reasonably expected to be filled within the current fiscal year. Most customers place orders for immediate shipment and as a result, the company produces primarily for inventory, rather than to fill specific orders.

    Patents and Trademarks. No segment of Registrant's business is dependent, to any significant degree, on patents, licenses, franchises or concessions. The company owns numerous patents, none of which are material to the company's operations as a whole. These patents expire from time to time over the next 17 years. The company holds licenses, franchises and concessions, none of which individually or in the aggregate is material to the company's operations as a whole. These licenses, franchises and concessions vary in duration from one to 17 years.

    The company has numerous trademarks that are utilized in its businesses worldwide. The STANLEY(R) and STANLEY (in a notched rectangle)(R) trademarks are material to all three business segments. These well-known trademarks enjoy a reputation for excellence. In addition, in the Tools segment, the Bostitch(R), Powerlock(R), Tape Rule Case Design (Powerlock)(R), LaBounty(R), MAC Tools(R), Proto(R), Jensen(R), Goldblatt(R) and Vidmar(R) trademarks are material to the business.

    Environmental Regulations. The company is subject to various environmental laws and regulations in the U.S. and foreign countries where it has operations. Future laws and regulations are expected to be increasingly stringent and will likely increase the company's expenditures related to environmental matters.

     The company is involved with remedial and other environmental compliance activities at some of its current and former sites. Additionally, the company, together with many other parties, has been named as a potentially responsible party ("PRP") in a number of administrative proceedings for the remediation of various waste sites, including eight Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the company has considered the following: the solvency of the other PRP's, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that its volummetric contribution at these sites is relatively small.

     The company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The amounts recorded do not take into account any claims for recoveries from insurance or third parties.

As of December 31, 1994, the company had reserves of $24 million, primarily for remediation activities associated with company-owned properties as well as for Superfund sites.

    The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, the company does not expect that any sum it may have to pay in connection with environmental matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

    Employees. During 1994, the company had approximately 20,000 employees, approximately 13,000 of whom were employed in the U.S. Of these U.S. employees, approximately 23% are covered by collective bargaining agreements with approximately 12 labor unions. The majority of the company's hourlyand weekly-paid employees outside the U.S. are covered by collective bargaining agreements. The company's labor agreements in the U.S. expire in 1995, 1996, 1997 and 1998. There have been no significant interruptions or curtailments of the company's operations in recent years due to labor disputes. The company believes that its relationship with its employees is good.



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